Exhibit 99.3

       Quarterly Report on Form F-4 for fiscal quarter ended June 30, 1997

                      FEDERAL DEPOSIT INSURANCE CORPORATION
                              550 17th Street, N.W.
                             Washington, D.C. 20429


                                    FORM F-4


                        QUARTERLY REPORT UNDER SECTION 13
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         FOR QUARTER ENDED JUNE 30, 1997

                    FDIC Insurance Certificate Number 21977-1


                      THE NEW MILFORD BANK & TRUST COMPANY
                     ---------------------------------------
                     (Exact name of bank as specified in its
                                    charter)

                                   Connecticut
         --------------------------------------------------------------
         (State or other jurisdiction of incorporation or organization)

                                   06-0914281
                      ------------------------------------
                      (I.R.S. Employer Identification No.)

                    55 Main Street, New Milford, Connecticut
                    ----------------------------------------
                    (Address of principal executive offices)

                                   06776-2400
                    ----------------------------------------
                                   (Zip Code)

                                 (860) 355-1171
                 ----------------------------------------------
                 (Bank's telephone number, including area code)


Indicate by check mark if the Bank, as a "small business issuer" as defined under 17 CFR 240.12b-2, is providing alternative disclosures as permitted for small business issuers in this Form F-4. [ X]

Indicate by check mark whether the Bank (1) has filed all reports required to be filed by section 13 of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Bank was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. YES X NO __

The number of shares of the Bank's common stock outstanding as of July 30, 1997 was: 2,597,158 shares $1.00 par value.

F-4 June 30, 1997
THE NEW MILFORD BANK & TRUST COMPANY


                               TABLE OF CONTENTS
                               -----------------

                                                                            PAGE
Item 1.  Financial Statements
               Statements of Condition (Unaudited)
                    June 30, 1997 and December 31, 1996                     3

               Statements of Operations (Unaudited)
                    Six and Three Months Ended
                    June 30, 1997 and June 30, 1996                         4

               Statements of Cash Flows (Unaudited)
                    Six Months Ended June 30, 1997
                    June 30, 1996                                           5

               Statements of Changes in Stockholders'
                    Equity (Unaudited)
                    Six Months Ended June 30, 1997
                    and June 30, 1996                                       6

         Notes to Financial Statements                                      7-8

Item 2.        Management's Discussion and Analysis of
               Financial Condition and Results of
               Operations                                                   9-11


SIGNATURES                                                                  12

                      THE NEW MILFORD BANK & TRUST COMPANY
                       STATEMENTS OF CONDITION (Unaudited)

                                                                                      June 30,        December 31,
                                                                                        1997              1996
                                                                                -------------------------------------------
                                                                                DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA
ASSETS
Cash and due from banks                                                                 $21,616                  $17,855
Interest-bearing deposits                                                                 6,335                    6,135
------------------------------------------------------------------------------------------------------------------------
   Cash and cash equivalents                                                             27,951                   23,990
------------------------------------------------------------------------------------------------------------------------

Securities:
Available for sale, at fair value (amortized cost of $34,276 in 1997
and $28,020 in 1996)                                                                     34,438                   28,240
Held to maturity, at amortized cost (fair value of $35,803 in 1997
and $35,611 in 1996)                                                                     35,679                   35,521
------------------------------------------------------------------------------------------------------------------------
  Total securities                                                                       70,117                   63,761
------------------------------------------------------------------------------------------------------------------------

Loans, net of unearned income                                                           218,984                  211,686
Less allowance for loan losses                                                            3,460                    3,212
------------------------------------------------------------------------------------------------------------------------
   Loans, net                                                                           215,524                  208,474
------------------------------------------------------------------------------------------------------------------------

Real estate owned, net                                                                      867                      496
Premises, equipment and capital leases, net                                               3,620                    3,648
Excess of cost over fair value of net assets acquired, net                                  624                      741
Accrued interest and other assets                                                         4,621                    4,435
------------------------------------------------------------------------------------------------------------------------

   Total assets                                                                        $323,324                 $305,545
------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits:
      Noninterest-bearing checking                                                      $37,759                  $36,013
      Interest-bearing checking                                                          84,614                   76,989
      Savings                                                                            62,261                   61,432
      Time deposits under $100                                                           81,785                   79,320
      Time deposits $100 or more                                                         16,499                   12,407
------------------------------------------------------------------------------------------------------------------------
      Total deposits                                                                    282,918                  266,161
------------------------------------------------------------------------------------------------------------------------

Advances from Federal Home Loan Bank of Boston (FHLB)                                    14,272                   14,564
Accrued interest and other liabilities                                                    2,484                    2,255
------------------------------------------------------------------------------------------------------------------------
   Total liabilities                                                                    299,674                  282,980
------------------------------------------------------------------------------------------------------------------------

Stockholders' equity:
      Common stock, $1 par value
      Shares authorized:      8,000,000
      Shares issued:          1997 - 2,689,905; 1996 - 2,681,305
      Shares outstanding:   1997 - 2,596,658; 1996 - 2,588,058                            2,690                    2,681
      Additional paid-in capital                                                         15,309                   15,266
      Retained earnings                                                                   6,267                    5,195
      Unrealized gain on securities available for sale, net of tax                          107                      146
      Treasury stock, at cost, shares: 1997 - 93,247; 1996 - 93,247                        (723)                    (723)
-------------------------------------------------------------------------------------------------------------------------
      Total stockholders' equity                                                         23,650                   22,565
------------------------------------------------------------------------------------------------------------------------

      Total liabilities and stockholders' equity                                       $323,324                 $305,545
------------------------------------------------------------------------------------------------------------------------


See notes to financial statements.

                      THE NEW MILFORD BANK & TRUST COMPANY
                      STATEMENTS 0F 0PERATI0NS (Unaudited)

                                                                 Six months ended       Three months ended
                                                                      June 30,                  June 30,
                                                                 ----------------       --------------------
                                                                 1997        1996         1997          1996
                                                                  DOLLARS IN THOUSANDS, EXCEPT PERSHARE DATA
INTEREST AND DIVIDEND INCOME
Interest and fees on loans                                       $8,762      $8,102      $4,453        $4,024
U.S. Treasury and agency securities                               1,888       1,388         962           781
Municipal securities                                                245         104         133            65
Dividends on FHLB stock                                              51          48          27            23
Interest-bearing deposits                                           102          65          73            10
-------------------------------------------------------------------------------------------------------------
 Total interest and dividend income                              11,048       9,707       5,648         4,903
-------------------------------------------------------------------------------------------------------------

INTEREST EXPENSE
Interest-bearing checking                                           617         563         324           281
Savings                                                             740         818         371           401
Time deposits under $100                                          2,152       1,887       1,088           938
Time deposits $100 or more                                          433         287         231           131
FHLB advances and capital leases                                    452         162         227           147
-------------------------------------------------------------------------------------------------------------
  Total interest expense                                          4,394       3,717       2,241         1,898
-------------------------------------------------------------------------------------------------------------

Net interest and dividend income                                  6,654       5,990       3,407         3,005
Provision for loan losses                                           245         150         120            90
-------------------------------------------------------------------------------------------------------------
Net interest and dividend income
  after provision for loan losses                                 6,409       5,840       3,287         2,915
-------------------------------------------------------------------------------------------------------------

NONINTEREST INCOME
Service charges on deposit accounts                                 513         471         264           242
Other service charges, commissions and fees                         182         152         100            79
Loan servicing fees                                                  18           9           9             5
Net gains from loans sold                                           152         100          88            39
Other income                                                         55          45          27            27
-------------------------------------------------------------------------------------------------------------
  Total noninterest income                                          920         777         488           392
-------------------------------------------------------------------------------------------------------------

NONINTEREST EXPENSE
Compensation, payroll taxes and benefits                          2,643       2,504       1,298         1,228
Occupancy                                                           481         452         240           217
Furniture and equipment                                             481         472         247           236
Data processing                                                     124         113          70            54
Federal deposit insurance premiums                                   16           1           8            --
Stationery, printing and supplies                                   198         184         115            87
Marketing, advertising and investor relations                       215         166         117            81
Legal and professional fees                                         141         200          78           124
Other general and administrative expense                            624         674         349           351
-------------------------------------------------------------------------------------------------------------
 Total general and administrative expense                         4,923       4,766       2,522         2,378
Operations of real estate owned                                      62          42          29           (29)
Amortization of intangible assets                                   117         117          58            58
-------------------------------------------------------------------------------------------------------------
  Total noninterest expense                                       5,102       4,925       2,609         2,407
-------------------------------------------------------------------------------------------------------------

Income before provision for income taxes                          2,227       1,692       1,166           900
Provision for income taxes                                          896         423         469           225
-------------------------------------------------------------------------------------------------------------
Net income                                                       $1,331      $1,269        $697          $675
-------------------------------------------------------------------------------------------------------------

Net income per share                                              $0.48       $0.47       $0.25         $0.24
-------------------------------------------------------------------------------------------------------------

Dividends per share                                              $0.100      $0.080      $0.050        $0.040

See notes to financial statements.

                      THE NEW MILFORD BANK & TRUST COMPANY
                      STATEMENTS OF CASH FLOWS (Unaudited)

In thousands
                                                                                           Six months ended June 30,
                                                                                         ---------------------------
                                                                                           1997                1996
                                                                                          ------              ------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                               $1,331              $1,269
Adjustments to reconcile net income to net cash
 provided by operating activities:
 Depreciation and amortization                                                              484                 471
 Provision for loan losses                                                                  245                 150
 Net amortization of securities                                                              65                  41
 Deferred income tax benefit                                                                (46)                  -
 Loans originated for sale                                                              (11,168)             (7,108)
 Proceeds from loans sold, net                                                           11,225               7,447
 Gains from loans sold, net                                                                (152)               (100)
 Realized gains from real estate owned, net                                                  (8)                (45)
 Net increase in interest receivable                                                       (248)               (474)
 Net decrease in other assets                                                               164                 107
 Net increase in interest payable                                                            27                  50
 Net increase in other liabilities                                                          236                 191
-------------------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                                              2,155               1,999
-------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of held to maturity (HTM) securities                                           (4,996)            (23,809)
Purchases of available for sale (AFS) securities                                         (8,143)             (8,240)
Proceeds from maturities of AFS securities                                                2,003               2,478
Proceeds from maturities of HTM securities                                                4,793               5,229
Purchases of FHLB stock                                                                    (136)                  -
Net loan originations                                                                    (7,590)             (5,409)
Net purchases of premises and equipment                                                    (339)               (182)
Proceeds from sales of real estate owned                                                    (10)                160
-------------------------------------------------------------------------------------------------------------------
   Net cash used for investing activities                                               (14,418)            (29,773)
--------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in advances from FHLB                                              (290)             17,535
Net increase in time deposits                                                             6,557               1,088
Net increase in checking and savings deposits                                            10,200               2,945
Cash dividends                                                                             (259)               (205)
Other                                                                                        16                  (5)
--------------------------------------------------------------------------------------------------------------------
   Net cash provided by financing activities                                             16,224              21,358
-------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                                          3,961              (6,416)
Cash and cash equivalents, beginning of year                                             23,990              24,582
-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                                $27,951             $18,166
-------------------------------------------------------------------------------------------------------------------

CASH PAID DURING PERIOD
Interest to depositors and creditors                                                     $4,367              $3,667
Income taxes                                                                                728                 517

NON-CASH TRANSFERS
Transfer of loans to real estate owned                                                      482                 123
Net change in unrealized gain on AFS securities                                             (39)               (246)
Financed portion of sales of real estate owned                                              129                 519


See notes to financial statements.

                      THE NEW MILFORD BANK & TRUST COMPANY
            STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (Unaudited)

---------------------------------------------------------------------------------------------------------------------------------

                                                                                        Unrealized
                                                                                       Gain (Loss)
                                                        Additional                    on Securities
                            Shares       Common          Paid-in         Retained     Available for    Treasury
in thousands             Outstanding      Stock          Capital         Earnings          Sale          Stock         Total
----------------------- --------------- ------------- --------------- --------------- --------------- ------------ --------------
JANUARY 1, 1996              2,563          $2,657       $15,142           $2,839           $246           ($727)        $20,157

Net income                                                                  1,269                                          1,269
Net change in                                                                               (246)                           (246)
   unrealized gain
   (loss) on
   securities
   available for sale
Cash dividends                                                               (205)                                          (205)
Proceeds from                    2               2            24                                                              26
   exercise of stock
   options
Other                                                          1                                                               1
                        --------------- ------------- --------------- --------------- --------------- ------------ --------------

JUNE 30, 1996                2,565          $2,659       $15,167           $3,903              -           ($727)        $21,002
                        =============== ============= =============== =============== =============== ============ ==============



JANUARY 1, 1997              2,588          $2,681       $15,266           $5,195           $146           ($723)        $22,565

Net income                                                                  1,331                                          1,331
Net change in                                                                                (39)                            (39)
   unrealized gain
   (loss) on
   securities
   available for sale
Cash dividends                                                               (259)                                          (259)
Proceeds from
   exercise of stock
   options                       9               9            43                                                              52
                        --------------- ------------- --------------- --------------- --------------- ------------ --------------

JUNE 30, 1997                2,597          $2,690       $15,309           $6,267           $107           ($723)        $23,650
                        =============== ============= =============== =============== =============== ============ ==============


See notes to financial statements.

F-4 June 30, 1997
THE NEW MILFORD BANK & TRUST COMPANY


                     NOTES TO UNAUDITED FINANCIAL STATEMENTS


NOTE 1.  Basis of Presentation

The interim unaudited financial statements of The New Milford Bank & Trust Company ("NMBT" or "the Bank") have been prepared in accordance with generally accepted accounting principles. Certain financial information that is normally included in the financial statements prepared in accordance with generally accepted accounting principles, but which is not required for interim reporting purposes, has been condensed or omitted. In preparing the interim financial statements, Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

In the opinion of Management, the accompanying interim unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to present fairly NMBT's financial position as of June 30, 1997, and the results of its operations and its cash flows for the six months then ended. The results of operations for the periods shown are not necessarily indicative of the results to be expected for the year ending December 31, 1997. The accompanying interim unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in NMBT's 1996 Annual Report.


NOTE 2.  Recent Relevant Financial Accounting Standards Board Releases

Statement of Financial  Accounting  Standards No. 128 "Earnings Per Share" (SFAS
128) was issued in March, 1997, and is effective for periods ended after December 15, 1997. Earlier application is not permitted. SFAS 128 simplifies the standards for computing earnings per share (EPS) and makes them comparable to international standards for computing EPS. When effective, this statement will replace the presentation of primary EPS with a presentation of basic EPS and will require a dual presentation of basic EPS and diluted EPS on the face of the Statements of Operations. Had SFAS 128 been applied as of June 30, 1997, NMBT would have reported basic and diluted EPS of $0.51 and $0.48 per share, and $0.49 and $0.47 per share, for the six month periods ended June 30, 1997 and 1996, respectively and $0.27 and $0.25 per share, and $0.26 and $0.25 per share, for the three month periods ended June 30, 1997 and 1996, respectively.

Statements of Financial Accounting Standards No.130 "Reporting Comprehensive Income" (SFAS 130) and No. 131 "Disclosures About Segments of an Enterprise and Related Information" (SFAS 131) were issued in June, 1997.

SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income is defined as "the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period, except

F-4 June 30, 1997
THE NEW MILFORD BANK & TRUST COMPANY


those resulting from investments by owners and distributions to owners." This statement is effective for fiscal years beginning after December 15, 1997.

SFAS 131 establishes the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services geographic areas, and major customers. This statement is effective for financial statements for periods beginning after December 15, 1997.

Both of these statements relate to disclosures that public companies must make in their financial statements. Accordingly, implementation of these statements will not have a significant effect on the results of operations or financial condition, as currently reported by NMBT.

F-4 June 30, 1997
THE NEW MILFORD BANK & TRUST COMPANY


Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

NMBT has made, and may continue to make, various forward-looking statements with respect to earnings, credit quality and other financial and business matters for periods subsequent to June 30, 1997. The Bank cautions that these forward-looking statements are subject to numerous assumptions, risks and uncertainties, and that statements relating to subsequent periods increasingly are subject to greater uncertainty because of the increased likelihood of changes in underlying factors and assumptions. Actual results could differ materially from forward-looking statements.

In addition to those factors previously disclosed by the Bank and those factors identified elsewhere herein, the following factors could cause actual results to differ materially from such forward-looking statements: competitive pressures on loan and deposit product pricing; other actions of competitors; changes in economic conditions; the extent and timing of actions of the Federal Reserve Board; customer deposit disintermediation; changes in customers' acceptance of NMBT's products and services; and the extent and timing of legislative and regulatory actions and reform.

NMBT's forward-looking statements speak only as of the date on which such statements are made. By making any forward-looking statements, NMBT assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.


Results of Operations

Net income for the six months ended June 30, 1997 increased 4.8% to $1.33 million or $0.48 per share, as compared to net income of $1.27 million or $0.47 per share, for the six months ended June 30, 1996. Net interest and dividend income (interest and dividend income less interest expense) before provision for estimated loan losses for the first half of 1997 increased by $0.66 million or 11.1%, from the first half of 1996. This increase is a reflection of growth in NMBT's interest-earning assets.

The net interest spread, the difference between the yield the Bank earns on its loans and investments and the rate it pays on its deposits and borrowings, was 4.8% for both the six months ended June 30, 1997 and for the six months ended June 30, 1996. A fractional decrease in the spread was due to a migration of deposits from lower cost savings accounts to higher cost certificates. The provision for estimated loan losses for the first half of 1997 was $0.24 million as compared to a $0.15 million provision for the same period in 1996.

Also contributing to the NMBT's improved financial performance was an 18.3% increase in noninterest income due to strong activity in the mortgage banking area and increased fee income.

The Bank's efficiency ratio, measuring the Bank's ability to generate a dollar of revenue, has improved from 72% for 1996 to 66% during the first half of 1997. This ratio is computed by dividing total noninterest expense (excluding provisions for real estate owned write-downs), by the sum of tax-equivalent net interest income plus noninterest income (excluding securities gains and losses).

F-4 June 30, 1997
THE NEW MILFORD BANK & TRUST COMPANY


Financial Condition

Total assets increased 5.8% to $323.32 million as of June 30, 1997 from $305.54 million as of December 31, 1996. This increase of $17.78 million in total assets is primarily attributable to deposit growth of $16.76 million. During the first half of 1997, NMBT's purchase of securities, primarily U.S. agency issues and mortgage-backed securities, resulted in a 10.0% increase in total securities from $63.76 million to $70.12 million from December 31, 1996. Net loans increased 3.4% to $215.52 million as of June 30, 1997 from $208.47 million as of December 31, 1996.


Impaired Loans

The recorded investment in loans considered to be impaired was $2.87 million at June 30, 1997, and $3.60 million at December 31, 1996, and consists of loans for which an allowance of $0.40 million and $0.49 million, for the same periods respectively, has been established. Income recorded on impaired loans during the first six months of 1997 for the portion of this period that they were impaired was $.03 million, none of which was recognized on the cash basis. Average investment in impaired loans during this same period of 1997 was $2.99 million. Nonaccruing loans at June 30, 1997, included $2.12 million of loans considered to be impaired, as compared with $2.81 million at December 31, 1996.


Nonperforming Assets

Nonperforming loans, consisting principally of residential and commercial loans collateralized by real estate, and real estate acquired through foreclosures (real estate owned) have decreased $0.98 million or 23.1% from December 31, 1996. Nonperforming assets and relevant ratios were as follows:


-------------------------------------------------------------------------------
                                                06/30/97             12/31/96
                                                --------             --------
                                                    (Dollars in thousands)
Total nonperforming loans                        $3,097               $4, 025
Real estate owned                                   867                   496
                                                 ------               -------
Total nonperforming assets                       $3,964                $4,521
                                                 ======               =======

Total nonperforming loans/Total loans              1.41%                1.90%
Total nonperforming assets/Total assets            1.23%                1.48%
Allowance for estimated loan losses/
  Total nonperforming loans                      111.73%               79.79%

-------------------------------------------------------------------------------


Liquidity Management

For information about NMBT's liquidity position, see Management's Discussion and Analysis in its 1996 Annual Report to Stockholders, which was also incorporated into NMBT's Annual Report to the FDIC on Form F-2. There has been no material change in that data since it was reported.

F-4 June 30, 1997
THE NEW MILFORD BANK & TRUST COMPANY


Capital

At June 30, 1997, NMBT had $23.65 million in stockholders' equity, compared with $22.56 million at December 31, 1996. The growth in stockholders' equity from the end of 1996 reflected a $0.04 million adjustment for the decrease in unrealized gains on securities available for sale in accordance with SFAS 115, proceeds of $0.05 million from the exercise of stock options, the retention of $1.33 million in net earnings, less the cash dividends paid on February 7, and May 7, 1997, totaling $0.26 million.

The following reflects the NMBT's capital ratios (which exclude intangible assets and the SFAS 115 adjustment):


--------------------------------------------------------------------------------
                                                                            Regulatory
                                                06/30/97      12/31/96        Minimum
                                                --------      --------      ----------
                                                           (Dollars in Thousands)
Risk-based capital ratios:

         Tier 1 capital ratio                       11.81%       11.74%          4.00%
         Total capital ratio                        13.07%       13.00%          8.00%

Leverage ratio                                       7.36%        7.24%          3.00% (1)

Tier 1 capital                                    $22, 919      $21,678
Total risk-based capital                           $25,357      $23,997
Total risk-adjusted assets                        $194,059    $184, 623

(1) Plus an additional cushion of at least 1 to 2 % for all but the most highly rated institutions.

--------------------------------------------------------------------------------

For further information about NMBT's capital, see Management's Discussion and Analysis in its 1996 Annual Report to Stockholders, which was also incorporated into NMBT's Annual Report to the FDIC on Form F-2.

F-4 June 30, 1997
THE NEW MILFORD BANK & TRUST COMPANY



                                   SIGNATURES

     Pursuant to the Requirements of the Securities Exchange Act of 1934, the Bank has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                            THE NEW MILFORD BANK & TRUST COMPANY



Date              July 30, 1997             By /s/ Michael D. Carrigan
    -----------------------------             --------------------------------
                                                     Michael D. Carrigan
                                                     President


Date              July 30, 1997             By /s/ Jay C. Lent
    -----------------------------             --------------------------------
                                                     Jay C. Lent
                                                     Chief Financial Officer


Date              July 30, 1997             By /s/ Deborah L. Fish
    -----------------------------             --------------------------------
                                                     Deborah L. Fish
                                                     Treasurer